SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940




                                  whatifi Funds
                            Exact Name of Registrant










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                              NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE


         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in Washington, the District of Columbia on the 22nd day of December 1999.


                                      Signature         whatifI Funds
                                                        (Name of Registrant)


                                                         By /s/David M. Leahy
                                                            David M. Leahy
                                                            Trustee
Attest: /s/Lisa J. Bond
         Lisa J. Bond
         Secretary


         The name "whatifi Funds" is the designation of the Trustees under the Declaration of Trust, dated December 15, 1999, as amended from time to time. A Certificate of Trust has been filed with the Secretary of State of the State of Delaware. The obligations of the Trust are not personally binding upon, nor shall resort be had to, the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but only the Trust's property shall be bound.





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